Filed by Digital Turbine, Inc.

Commission File No.: 001-35958

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Digital Turbine, Inc.

Commission File No. for Registration Statement on Form S-4: 333-200695

Digital Turbine
Third Quarter Fiscal 2015 Earnings Conference Call
Friday, February 13, 2015, 9:00 A.M. Eastern

CORPORATE PARTICIPANTS Bill Stone – CEO Andrew Schleimer – Executive Vice President, CFO

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PRESENTATION

Operator

Good morning and welcome to the Digital Turbine Third Quarter Fiscal 2015 earnings conference call. All participants will be in listen only mode. Should you need assistance, please signal a conference specialist by pressing the star (*) key followed by zero (0). After today’s presentation, there will an opportunity to ask questions. Please note this event is being recorded. I would now like to turn the conference over to Ghen Laraya, Vice President of Business Affairs. Please go ahead.

Ghen Laraya

Thank you and welcome, everyone, to Digital Turbine’s Fiscal 2015 third quarter earnings conference call. I’m Ghen Laraya. With me today are Bill Stone, Digital Turbine’s Chief Executive Officer, and Andrew Schleimer, our Executive Vice President and Chief Financial Officer. Statements made on this call, including those during the question and answer session, may contain forward-looking statements that are subject to risks and uncertainties. Please refer to the Safe Harbor statement included in today’s press release, as well as Digital Turbine’s periodic filings with the SEC for a complete discussion of the risks and uncertainties that could cause actual results to differ materially from those you may perceive today. We will be discussing certain non-GAAP financial results. The press release issued earlier today contains a reconciliation of these non-GAAP financial results to their most comparable GAAP measures. Now it is my pleasure to turn the call over to Bill Stone.

Bill Stone

Great, thanks, Ghen, and good morning to everybody and thanks for joining us today. I’m going to begin by reviewing our Ignite ramp and other highlights of the quarter, including how our acquisition of XYO is helping drive growth, and a summary of activities under our partnership with Appia and how this sets us up for future success through this transformative combination. Then Andrew will take through the numbers in the Appia deal process and then we’ll open the call up for questions.

To begin, the fiscal third quarter was a very important one for Digital Turbine in three important respects. First, it further validated our advertising business model comprised of iQ and Ignite that the advertising ramp is taking place. Our Ignite revenue increased by 7x, from $140,000.00 in September, to approximately $1 million in December. While we all want a faster ramp, the increase does confirm Ignite’s tremendous power to scale as we roll it out across an increasing number of new devices and reinforces that it’s in demand from carrier customers.

Second, the content business comprised of our Content management and Pay products, appear to have bottomed in the fiscal second quarter and have turned the corner in the third. Growth is back, with quarter-to-quarter growth of 14% and December month up 40% over the September month in Consent currency.

And third, our partnership with Appia continues to be very successful, driving increasing growth for both companies separately and they have reported to us that their business remains strong, having achieved $10.6 million, inclusive of Digital Turbine, in revenue for their prior quarter. Our pending transaction to acquire Appia is transformative strategically, operationally, and financially and the synergies are already happening and we expect to close, pending shareholder approval, soon after our annual meeting on March 5th, which is three weeks from today.

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So let’s discuss our results. As I mentioned, our revenue growth is accelerating each month, driven by ramping advertising revenue through Ignite. In our advertising business, our CPI rates and open rates in the third quarter continue to vary across a wide range. We had campaigns perform in the 40+% range and some perform in the teens. We also saw CPI rates as high as $3.00 and as low as $1.00. We also saw variance in the slots on our devices as we work in these early days with the operators. We ran in some cases as high as six slots and as other cases as low as two slots.

So, for example, we would be financially indifferent between a campaign with over a 50% open rate at a $1.00 CPI and another campaign with a 25% open rate and a $2.00 CPI. So we are all very focused on driving improvements in all these metrics, so we believe it is very important to balance the metrics and focus internally on the revenue per device as the end goal.

So, for example, we are seeing some customers asking for Ignite in iQ hybrid products that could preload up to ten applications in one slot and then dynamically change based upon user preferences. For these types of things, standard metrics such as slots, CPI and opens are not as relevant as total revenue yield from the device.

Also, we are working with Verizon in cooperation with Appia on incorporating Verizon’s precision targeting on a modest scale to launch in March. This segmentation is things like gender, age, language, and so on, that we expect to improve open rates. And finally, our contract with Verizon stipulates a minimum of four slots, so we expect that to continue to be our average guidance, going forward. Last quarter, we were deployed with Ignite on four devices with Verizon, including the Samsung Galaxy Note 4, which did well during the holiday season.

As we discussed on our last call, it is the sell through of new devices that is our biggest risk and our biggest opportunity. With Ignite’s performance on this device, we are even more excited about the opportunity, particularly given planned launches from March on, as I’ll detail further in a moment. The Samsung Galaxy Note 4 success in the third quarter illustrated how powerful Ignite can be in driving revenue for both the carrier and Digital Turbine when launched across a significantly great number of devices, as we’re planning in the coming months.

For example, we had launched Ignite on the Note 4 with both Verizon and T-Mobile on Black Friday weekend and we saw over a hundred devices sold in a 24 hour period that broke our daily sales record. This was important as it showed that Ignite can handle large bursts of volume and scale without any technical issues, but also generate many hundreds of thousands of dollars in revenue in a 24- to 48-hour period. So the device sell through is something I continue to believe is the most important short-term variable.

On the other side of this coin, Verizon launched the Samsung Note Edge in January, versus other operators who launched it on Black Friday. It’s this type of device-specific delay that caused some pain in the quarter, but that goes away in the future as we’re launched across the entire Android device lineup.

Internationally, in India, the technical challenges we encountered with MSAI have been corrected and we’re now beginning to ramp devices from tens of thousands to hundreds of thousands, as we planned. We expect to be on millions later this calendar year and, while the revenues generated from this agreement are not yet substantial, solving these operational technical issues is the gateway to driving more material volumes as the Indian market for smartphone growth is now the fastest in all of Asia.

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In Southeast Asia, we’ve launched our EA Content relationship in Singapore, Indonesia, and the Philippines, which is being met with great success. Out of this effort, we have entered into a large partnership with Smart in the Philippines, who is a global operator with over 70 million subscribers. This is a strategic agreement, under which Smart will outsource much of their mobile content business to us, guaranteeing us revenue in the mid six figures with material upside from that, and serving as a nice stepping stone to adding advertising revenues into the future.

Following on our existing relationship with Globe, who is Singtel’s mobile subsidiary in the Philippines, and this new relationship with Smart, we are establishing a lower cost technical operations with one of the local technical providers in the Philippines and moving this work from Australia. This will allow us not only to be closer to our customers, but also will save on expenses over the next year. We anticipate this should net over $500,000.00 of operating expense savings over the next twelve months, as well as have our resources closer to our customers.

In Australia, while we’re seeing traditional carrier app stores experience softness, we were able to compensate for this trend on our top line through DT Pay, which helps content providers sell directly to consumers by advertising our products like Ignite and iQ, and by launching app stores in growing markets in Southeast Asia where Google Play and Apple are not as dominant.

In Amaya, as part of our continued focus on execution, we made a tough decision in the quarter to end our relationship with a legacy customer, Lancio, who is our content provider in Italy. Lancio was doing just over $1 million in revenue per year, and while this creates a $300,000.00 to $400,000.00 negative quarterly revenue impact, we determined that the cost to migrate this legacy platform to a new platform, plus the nonstrategic nature of the relationship meant that we needed to focus resources elsewhere. We have eliminated five headcount working on that project and it freed up resources in management time in Amaya to continue to build out and integrate our XYO technology and our Ignite platform with much better support to our overall strategic goals.

In Thailand and Russia, as we’ve discussed before, we continue to struggle with a variety of geopolitical and administrative issues. We continue to be in active conversations in both countries, but have not been able to make progress since we discussed this last. In particular, we made a decision to terminate our contract with AIS. We’ll keep you updated, but while we have pipeline opportunities on all continents, in the immediate term, our international focus is on Europe, India, Indonesia, the Philippines, Australia, Israel and Turkey.

We’ve launched DT iQ on two devices in the quarter with T-Mobile USA. Engagement for these devices was really high, with 81% of users returning and using iQ again. While revenue contribution was not material, primarily due to the sell through of these devices, this level of engagement was a major positive for T-Mobile to move forward with the deployments of iQ on additional devices, which is currently in process. We will provide further updates on T-Mobile’s expansion plans on our Fiscal ’16 guidance call. Further, XIOS technology was just integrated into the product, which was a driver for the T-Mobile decision to expand and grow the service.

Also, we’re pleased to announce that, in January, the U.S. Patent Office issued a patent on our iQ technology that protects our channels functionality that automatically organizes content on our user interface. We currently have four additional U.S. patent applications pending, primarily around DT Ignite and DT iQ, and we’re also in the process of seeking foreign patent rights for Ignite. In addition to DT Ignite and DT iQ, we are also working with both XYO and Appia on their IP portfolio to insure their great innovations are appropriately protected.

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I’d like to touch on our performance with Appia in the quarter, which continues to be very strong. Appia’s revenue continues to grow well, accelerating to finish its year-end to December with its fourth consecutive quarter of sequential growth, reaching stand alone revenue of $9.1 million and revenue of $10.6 million, inclusive of Digital Turbine. This means that, on a historical pro forma basis, had we owned Appia, our combined revenue would have stepped up over the past three quarters from $12 million to $13 million, to over $16 million, which is 35% top line growth, or a 16% compound annual growth rate over the period.

This performance demonstrates why we’re so excited about the combination of Digital Turbine and Appia and we expect to continue to see double digit top line growth and the realization of synergies for the go-forward Company. In particular, we are excited about leveraging the Digital Turbine local infrastructure in Asia, Australia and Europe with Appia’s publishers. Appia has not had much local presence outside the U.S. and we’ve already created some opportunities in which our local DT presence can be helpful to the growth of Appia’s core business.

Appia also now has plans to open an office in Beijing in the second calendar quarter of 2015 to support Appia’s revenue from Chinese publishers, which has grown from zero a year ago to now on a multimillion dollar run rate of sales today. A local presence in time zone, language, technical support and being face to face with customers should continue to further growth in China.

And finally, we’re pleased to announce that Appia’s been selected as HTC’s global partner for sponsored app installs on the BlinkFeed and app folder products that ship preloaded on all HTC Android devices. This deal expands Appia’s publisher reach into a channel that is extremely complimentary to Digital Turbine and is yet another example of the synergies between the companies. HTC sells approximately 30 million devices a year, so the opportunity is material.

Let’s now turn to the majority of our revenue, our content businesses comprised of our Content and Pay products. As I mentioned earlier, Content grew 14% sequentially, adjusted for currency impact, as the business turned the corner with December, well above September’s bottom. On a reported basis, growth was 7% over Quarter 2.

DT Pay in Australia is improving, with December its strongest month this fiscal year, as we now have made up for more than the loss of one customer’s traffic being migrated away. To put this into perspective, in local currency, Australian revenue has reached over $2 million Aussie in December, which represents nearly 100% growth on annualized basis from when we purchased the business and that includes the loss of much of the mobile embraced traffic, which was many millions of dollars of annualized revenue. So while foreign currency translation is muting Australia’s contribution to the reported revenue growth, I do want to recognize the Australian team doing a great job in execution.

Looking ahead, our pipeline of device launches is in excellent shape and we’re working with our carrier customers to plan marketing campaigns and feed user targeting and adoption. This month, we anticipate we’ll be launching Ignite on Verizon’s Samsung Galaxy Core Prime with four slots and our launch plans for March and April are very robust. Carriers anticipate a release-heavy 2015, including many high profile devices that are already in our Austin office being tested. We’re slated to be launched on every new Verizon Android device after April 1st, with numerous devices currently planned for launch between now and July.

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In Australia, Vodafone and Telstra are planning to launch Ignite in March. Today is the first time we are disclosing the Telstra Ignite launch. It’s another example of our strategy where growth is not just about improving the breadth of new customers, but also about the depth of the relationship with new services with existing customers. Vodafone also plans to launch iQ as well, in March, with XIOS app recommendation technology, which will significantly improve the user experience by intelligently targeting user preferences.

Also, as we announced in January, we’ve signed a multiyear agreement with U.S. Cellular to launch Ignite and iQ across its entire Android device lineup, which has historically averaged approximately 1 million devices annually. We will begin in March with Ignite on our first device and then expand over their new Android devices over the course of 2015.

And finally, we’ve integrated the XYO team into our Amaya organization led by Zoe Adamovicz, who’s the former CEO of XYO, and Zoe and Marcin Rudolf are leading all the technology development efforts for Ignite and iQ, including all the work being done out of our Israeli office.

For the remaining few weeks of this fiscal year, our priorities are the following: First and foremost is to continue to execute smoothly on our building ramp. We’re confident that we are on the right strategic track with the right actions, particularly given that we literally have the devices we’re launching in hand. As we launch on a greater number of devices, we believe our growth will accelerate more quickly as we increase Ignite deployments in the marketplace and as our exposure to specific device risk declines.

Second, we’re carefully managing our costs, which Andrew will describe in his remarks. Third, we’re going to continue to grow our content businesses and work on improving their margins. And finally, we look forward to our annual stockholders meeting and the vote on the Appia transaction and to completing this transformative deal.

Digital Turbine’s on the cusp of capturing its full opportunity to accelerate sequential growth by driving a significant revenue opportunity for mobile operators and OEM’s around the world. And with Appia, we will accelerate our scale by integrating the leading independent mobile app advertising company into our leading distribution platform. We’re excited about this future and focused on executing to its potential. So let me turn it over to Andrew for the review of the numbers.

Andrew Schleimer

Thanks, Bill. I’ll start with the financial discussion of the quarter and conclude with our perspective on outlook, as I’m sure you’re eager to touch upon this topic. Please note that all comparisons are being made to the prior sequential quarter, unless specifically noted, because we believe this is a better indicator of how our business is performing, given the vast differences between our Company now and at this time last year.

Revenue for the fiscal 2015 third quarter was $7 million, compared with $5.5 million for the fiscal 2015 second quarter, for sequential growth of 28%. On a constant currency basis, excluding the impact of the Australian dollar, which was down approximately 7% as compared to the Q2 average, third quarter revenue increased 35% to $7.4 million. On a reported basis, 74% of third quarter revenue was generated from our content business, which include content and billing, as well as content related professional services, and 26% was from our advertising business, which include Ignite and iQ.

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As we have previously conveyed, we will discuss our business in terms of content and advertising to differentiate between the two, with advertising at higher growth and higher margin potential, and content at lower margins. Geographically, revenue in the third quarter was generated primarily from business in Australia and the United States. The United States is becoming a larger percentage of our total revenue base, at 25% in Q3, up from 11% in Q2, due to the recent and upcoming launches of our Ignite and iQ products with Verizon and T-Mobile and we expect this to continue to accelerate.

Australia represented 66% of our revenues in Q3, compared to 76% in Q2, while at the same time realizing 11% absolute growth on a reported basis and 20% absolute growth on a constant currency basis, driven by the excellent content business performance, as previously alluded to.

Our advertising business revenue in the quarter increased almost 200% from the prior quarter to approximately $1.9 million, inclusive of CPI revenue, as well as amounts earned from carriers relating to sharing of costs of software customization and integration prior to device launch. As you know, month to month trends in advertizing revenue do vary because of the timing of device launches. With that being said, our compound growth rate over the three month period ending December 31st approached 100% on the heels of the success of the Samsun Galaxy Note 4 over the holiday selling season.

Our aggregate content business revenue, including revenues from Israel and Singapore, increased 7% from the prior quarter, or 14% assuming a constant Q2 Australian dollar, driven by growth in DT Pay, which more than offset a decline in DT Content. To reiterate, December was Australia’s top performing month, year to date, and sales continue to accelerate into fiscal Q4.

Gross profit grew to $2.0 million, or 28% of revenue, for the third quarter from $1.8 million, or 33% of revenues, for the second quarter, primarily due to higher revenue from both advertising and content and a sales mix shift in our content business from Content to Pay, respectively. Adjusted gross profit, which includes intangible amortization, improved to $2.4 million, or 34% of revenue, from $2.1 million, or 39% of revenue for the second quarter of fiscal ‘15.

Advertising represented approximately half of our gross profit in the quarter, versus approximately 25% in the second quarter, evidence of how top line growth in advertising results in incremental gross profit, which will ultimately yield a high conversion to EBITDA. Advertising gross margin was approximately 68%, inclusive of CPI revenue, as well as amounts earned from carriers relating to sharing of costs of software customization and integration prior to device launch.

Content business gross margin was down at 26%, largely due to a mix shift away from carrier store to direct content sales, primarily through our billing product. We are working to improve these margins through a variety of operational initiatives and we’ll give you an update on these activities on our fiscal ’16 outlook call. We expect overall gross margin expansion to continue over time as advertising, which carries higher margins than content, grows and represents a higher percentage of our total revenue mix.

Total operating expenses for the third quarter were $7.4 million, versus $6.4 million for the second quarter. The increase is driven by three primary factors: Costs associated with our new office in Germany, inclusive of the senior team acquired with XYO, totaling approximately $400,000.00 U.S. for the quarter. Legal and accounting costs related to our completed acquisition of XYO and pending acquisition of Appia, together totaling approximately $1.3 million in the quarter and our continued investment to support the Company's product launches with new carrier partners. Additionally, as noted in this morning’s press release, total operating expenses for the third quarter also included $1.1 million of non-cash items, comprised of depreciation and stock based compensation, as well as a reversal in accruals for bonuses, reflecting amounts previously related to Company performance. Total operating expenses for the second quarter included approximately $100,000.00 of acquisition costs and $1.6 million in other non-cash items, comprised of depreciation and stock-based compensation, as well as accruals and payments of bonuses.

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We continue to believe that our current cost structure, inclusive of our investment in Germany, is sufficient to ramp and scale our existing business and, in order to achieve our long term objectives, we will not require orders of magnitude of additional OPEX investment.

Our loss from continuing operations, net of incomes taxes, for the third quarter was $5.5 million, or $0.15 per share, based on 37.8 million weighted average shares outstanding.  For this year’s second quarter, loss from continuing operations, net of income taxes, was $5.2 million, or $0.14 per share, based on 37.5 million weighted average shares outstanding.  Please note that, as reported in this morning’s press release, we have changed our definition of non-GAAP adjusted EBITDA to include fees and expenses associated with M&A activities. Under this definition, our non-GAAP adjusted EBITDA loss for the third quarter was $2.6 million, comparable with $2.6 million for the second quarter, as increases in absolute dollar gross profit were offset by our investment in Germany.

Second quarter adjusted EBITDA was originally reported as $2.7 million, prior to the change in the metrics definition. Cash, cash equivalents and restricted cash totaled $11.6 million at December 31, 2014, compared with $16.9 million at September 30th. The decrease includes the closing of our acquisition of XYO's app search engine and the contextual advertising technologies for $2.5 million in cash, of which $375,000.00 was held back as partial security against potential future indemnification claims. Digital Turbine is debt-free, with approximately $6 million in net working capital to fund our ongoing initiatives.

Now, moving on to guidance. We continue to enhance our visibility by a ongoing experience with respect to the implementation, timing and sell through of devices. However, given the realities of changes in timing and number of our devices ramping with customers in the U.S. and abroad in the current quarter, we are adjusting our fiscal 2015 full year guidance to $28 million to $32 million, with gross margins in the mid to upper 30% range.

That said, we will be launching on multiple high profile devices across multiple carriers, devices that are known to be in the public domain, anywhere between the second and third week of March and the second and third week of April. In the event that any or all of these major device launches occur earlier than planned, we may be at or above the higher end of this range. Conversely, if any or all of these major device launches occur later into April, we may be at or below the lower end of this range.

In addition to the timing of major device launches, we are working closely on a number of real time initiatives, both internally and with our carrier partners, to drive near and longer term results, including the implementation of our precision targeting algorithm with Verizon, initial U.S. Cellular device launches expected in late March, and key Content and Pay programs.

Bear in mind, as you are all aware, that today we still remain subject to variability and unpredictability of carrier controlled device launches, which will decrease as we ramp across significantly more carriers and significantly more devices over the next sixty to ninety days. We continue to believe that, assuming the timing of the expected ramp ahead of us, that we have sufficient capital to become free cash flow positive and be in a position in which the business is self funding. That said, with rapid growth comes a necessary investment in working capital for which we do expect pro forma for Appia to enhance the credit and liquidity profile of the new Company through a new, more robust working capital and/or credit facility at the Digital Turbine parent level.

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As for fiscal 2016 guidance, we are only a few weeks away from the closing of Appia, a transformative acquisition, pending the approval of our shareholders. At this time, it is not prudent, nor is it entirely permissible, given the ongoing proxy solicitation, for us to make formal forward-looking statements about an asset that we do not yet own or guide to what NewCo would look like over the next twelve months.

We are also completing our fiscal ’16 planning process and need, in addition, to make final determinations on post close synergies with Appia. Therefore, we will update our fiscal ’16 outlook soon after the closing of the transaction and we will hold a conference call to discuss our combined company outlook. Our shareholder vote will take place on March the 5th and we will work diligently to insure we close as soon as practical thereafter. Assuming we can close the transaction within a few days, we expect our fiscal ’16 outlook announcement and call to take place in early to mid March and we will announce this timing as soon as we have it.

As part of the process of formulating our outlook, we are revisiting the metrics we report externally. In our advertising business, we have been reporting on open rate CPI and slots, which are all highly relevant and will remain so as we continue to report our business to you. Due to their wide variability by campaign and device, we have previously reported guidance as the average of the averages. Also, as our business evolves and continues to mature, the feedback from our advertiser partners is that they would like to see a wider range of commercial models from us to suit their needs.

That said, we understand that the variability of these metrics that we have been reporting can be frustrating for those of you who are trying to model our business. We appreciate the feedback we’ve received from you on this topic, yet we are also trying to balance out customer requests, as I have just described. Therefore, we’re also looking at adding blended metrics to our metric set that are simpler for you to track and model, such as revenue per device or device yield, as we will update this on our fiscal ’16 outlook call.

One final word on the Appia transaction. Our mailing has been completed and stockholders should have received their proxy statement along with a proxy card. We encourage you to vote in favor of each of the proposals in advance of our meeting or at our meeting on March the 5th. Along with MacKenzie Partners, our proxy solicitor, Bill and I will be reaching out to stockholders to insure a smooth and seamless process. I will now turn the call back to Bill.

Bill Stone

Yes, thanks, Andrew. I know we just communicated a lot of information to all of you, but I want to make sure we leave you with three key takeaways from the quarter. First, it validated our advertising business model and it validated that the Ignite ramp is taking place. And while we all want a faster ramp, the increase does confirm Ignite’s tremendous power to scale as we roll it out across an increasing number of new devices and reinforces the demand from our carrier customers.

Second is the content business, comprised of Content management and Pay products, appears to have bottomed in the second and turned the corner in the third. Growth’s back with quarter to quarter growth of 14% in December month, up 40% over the September month in constant currency.

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And finally, our partnership with Appia continues to be very successful, driving increasing growth for both companies separately and their business remains strong. Our pending transaction is transformative strategically, operationally and financially, the synergies are happening and we expect it to close in the next 30 days. With that, I’d like to move on to our Q&A session. Operator, could you please give us instructions for Q&A?

QUESTIONS AND ANSWERS

Operator

We will not begin the question and answer session. To ask a question, you may press star (*) then one (1) on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star (*) then two (2). At this time, we will pause momentarily to assemble our roster.

Our first question comes from Mike Malouf of Craig Hallum Capital. Please go ahead.

Mike Malouf

Great, thanks, guys, for taking my question. Bill, can you talk a little bit about how international, with regards to Ignite, is rolling out, does anything based on your numbers that you put out that looks like international Ignite was about 1% of revenues. Now, I know you’ve been working on that for a while, specifically in India. So can you talk a little bit about that rollout in India and other places around the globe? Thanks.

Bill Stone

Sure. Yes, so right now, Mike, we’re live in four separate places. We’re live with Singtel in Singapore, we’re live with Globe, well, actually five, excuse me, we’re live with Avaya, we’re live with CelCom, and then with MSAI, as you mentioned. In terms of opportunity, as I said in my comments, I’m most excited about MSAI, but we had some technical issues as they didn’t want to use our hosting. We had to integrate into their environment and that really set us back. But now we’ve fixed that issue, we’re moving forward.

I think the outlook in near term for international growth on Ignite, I’m really excited about getting launched with Vodafone and Telstra in Australia coming up next month, that’s on track. And then we’ve also got some things happening in the Middle East, in Israel and in Turkey, as well. But I think from an international perspective, the key growth driver there is going to be in the Indian market, in terms of volumes of devices for us. And then we’ve got a pretty robust pipeline and stay tuned on that.

Mike Malouf

But what about in Europe? Any chance that we could, is that part of the pipeline? {multiple voices]

Bill Stone

Yeah, very much so and nothing to announce or talk about today, but stay tuned.

Mike Malouf

Okay, and then with regards to Galaxy, if you take a look at the market share of all the Android devices, you can be on ten or other devices but if you’re not on the Galaxy S5 or S6, as it’s coming up in March, you miss out on the Big Kahuna, so to speak. So can you talk a little bit about the Galaxy S5 as it’s sitting out there on the market, still grabbing a significant amount of market share? What kind of success do you think you could have on getting on that as we will wait for the S6 to come up?

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Bill Stone

Yes, we’re on the Galaxy S5 with Globe in the Philippines right now, for Ignite. But, with that being said, we’d have to do maintenance release or software updates with our carrier partners here in the United States. When you have a precedence of doing that, for example on the LG G Pad, nothing to announce today around the S5, specifically. Our focus, quite frankly, though, is on the new devices going forward and in my comments and in Andrew’s comments, there’s a variety of high-profile devices and, while I can’t comment on one specific model or one specific operator, needless to say there’s a lot of high profile things coming out this time of year and I’m feeling pretty good about what we’re testing here in the Austin office right now.

Mike Malouf

Okay, and then one final question, with regards to Mobile World Congress, what kind of insight can you give us with regards to your presence there and is it likely anything going to come out of that with regards to Digital Turbine?

Bill Stone

Yes, so we made a strategic decision last year that this was going to be the one event that we really made an investment in, in terms of having a presence. It’s got both a combination of mobile operators, OEM’s, advertisers and app developers all in one place on a global scale. So this is really the place for us to be. We will be having a booth, we’ll be having a presence there. We have a variety of things underway. In terms of specific press announcements, I don’t want to steal any thunder of anything that’s going to be happening there, but suffice it to say that we’re excited about that and making a big investment in what we’re doing there.

Mike Malouf

Great, thanks a lot, appreciate it.

Bill Stone

Thanks, Mike.

Andrew Schleimer

Thanks, Mike.

Operator

And the next question comes from Andrew D’Silva of Merriman Capital. Please go ahead.

Andrew D’Silva

Hey, guys, thanks for taking my call. I just got a couple quick questions, first off with Telstra and Ignite, are they adopting CPI model for Ignite? Is that the go-forward we should expect, always with CPI?

Bill Stone

Yes, great question, Andy, let me make a comment generally and then I’ll talk specific around Telstra. I think one of the things we have to remember with Ignite, the customer is not Telstra, the customer is the advertiser or the app developer and, as Andrew said in his remarks, we’re starting to see that group of people wanting multiple business models and flexibility and why we’re starting to talk more about the yield of the revenue on a specific device. So, while we continue to see CPI deals and we’re going to continue to do those on a wide array of things, we’re also seeing situations where brands might just want to pay us for straight installs because they have different objectives.

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We may see things where different platforms like Amazon or eBay or Groupon and things like that, may want to pay you to get on the phone but then they want to pay you a lot, much more than a CPI rate, if then you log onto their platform through the app that was preloaded. So you’re going to see a variety of business models there and then I think from a carrier perspective, there’s going to be kind of two trends that’ll be emerging.

One trend will be like what we’re doing with Verizon, where you’ll see us integrate into their database and systems, like the precision tool and we’ll have age, gender, language preference, and so on, to be able to better target applications and we’ll integrate in with those systems. That’s one way.

And then another way is where operators, as you go through the activation process, then you actually preselect your apps and Ignite would deliver those. So, for that kind of model, you’ll see much higher CPI rates for that and, obviously, see much higher open rates, but that requires the customer, then, to select versus it being pushed. So that could impact the number of slots if the customer doesn’t pick any, for example. So, we’re looking at all of those and, as we come back to our guidance call in early March, we’ll provide a little bit more visibility in terms of what we’re going to be doing from a revenue per device perspective and I would say that right now, Telstra specifically, is looking at that in terms of how can they let the customer select those apps that’ll have the higher CPI’s and opens and how can they get those onto their device. That’s what we’re in discussions with them about right now.

Andrew D’Silva

Okay, that makes sense. So just so I can understand what you’re saying, with the model, the way it’s evolving over time, it seems like Ignite is having more functionality. Before, it was more of just a preload when you get the device and now there’s going to be a little bit more involved with the consumer as they hold the device and their ability to upload specifically what they’re looking for through Ignite, which could generate higher CPI’s, is that in the right range? It’s obviously going to be dependent on an advertiser model, though, as far as what they want.

Bill Stone

Yes, that’s right and we’re going to continue to provide visibility on CPI rates and open rates and all that, again, we want to be transparent about what’s going on. But I also want to be clear that we’re seeing other models starting to emerge that could be equal to or greater than the current model that we’re doing that suits the advertiser’s needs better and so that’s why we really want to start having people think about, okay, we’ve got a device out there, what is the revenue per device that we’ve got? And so, you almost think of it like in the retail business, it’s almost like same store sales.

So how do I increase the revenue per device and then I’ve got the other metric, which is in total revenue, which would be just a pure number of devices that we’re putting out in the marketplace and so that’s where we want to start guiding to and focusing on and for people like you and Mike, and other sell side guys and people that go deep, we can get deeper on some of the nuance of the metrics, but we don’t want to get lost in that and then miss the big picture, which is how do we optimize the total revenue on the phone.

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Andrew D’Silva

Okay, I’ll take care of the rest of my CPI related questions offline with you guys later; I think that’ll probably more constructive. Just one more, or actually two more quick questions for you. Can you shed a little bit of light on how September quarter phones performed in the December quarter? So, for example, you launched in the LG G3. Obviously, not a lot of devices, but are you seeing consumers engage with applications months after they purchased a phone or is it typically the engagement with an application that’s preloaded in the first couple of weeks?

Bill Stone

Yes, so on average, just two parts there. One is total device sell through was much higher for us in December than it was in September, primarily driven by the Note 4 launch in October. But in terms of actual engagement by consumers, what I’d see is that you just only see a wave in the first probably 48 to 72 hours once you get your phone and then, an average we see about a 1% improvement per day in open rate. So you continue to see, it really never goes to zero, it just continues to move along at about a 1% rate per day in terms of engagement in open rates on specific apps and that’s why what we call the attribution window, or how long do we get paid by the advertiser, really matters.

On average right now, we’re doing roughly 30 day attribution windows. We’d like to extend that out, if possible, but the industry norm right now for people like Facebook is closer to seven days. So again, the attribution window extended is really a negotiation with the advertiser, but we definitely continue to see that engagement prolonged after just when you get your device out of the box.

Andrew D’Silva

Got it. Okay and the last question, I don’t know if you touched base on this, but in the last quarter you mentioned hitting adjusted EBITDA break even in December, the month of December. Were you backing out merger and acquisition expenses and legal and everything else, just the operating business, were you close to that or can you shed a little light on where you were in December?

Bill Stone

Yes, we’re obviously not going to address that here. We did see a substantial ramp, given the holiday season. Obviously, had the costs and expenses related to the M&A, but at this point we’re not going to address the performance in December other than the fact that it was strong on the top line.

Andrew D’Silva

Okay, all right, guys. Hey, thanks a lot, good luck going forward.

Bill Stone

Thanks, Andy.

Operator

The next question comes from Bill Sutherland of Emerging Growth. Please go ahead.

Bill Sutherland

Thanks. Good morning, guys. Bill, I was curious about your mention of a request from a carrier to work on a version of Ignite with that dynamic app loads in a slot. Can you just give a little more feel for that and what it might mean?

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Bill Stone

Sure. Yes, so one of the things that you’ll hear it referred to is different things and we have an action item on our side to get better on our product marketing and description of some of these new nuance products under Ignite and iQ. So stay tuned on that, that’s something we’re working on.

But basically, what we’re talking about here is that, rather than using a slot and dedicating for Expedia, Candy Crush Soda Saga or whatever it happens to be, is dedicating a slot to, basically, a set of dynamic recommendations. So you click on the slot and then up comes anywhere from six to eight, ten applications that you, as the consumer, can choose from and so those can be integrated in with our XYO recommendation engine based on Appia’s experience from what they’re doing through other publishing networks and, obviously, we’re leveraging in the data from Verizon’s precision in a variety of tools.

And so that’s why I refer to it as almost a hybrid between Ignite and iQ, so we’re actually using Ignite to preload that experience, but yet once you’re in the experience, it’s dynamically being filled like iQ is and so for something like that kind of product, which has a lot of interest, for example, a company called Pinsight, which is owned by Sprint, is doing that with Sprint today and having good success, as advertisers give us feedback on that, and that’s driving a lot of interest from other operators wanting to deploy those kinds of solutions because the quality of the advertising tends to be higher since the consumer’s choosing the app, versus it being put to them. And so that’s why, as we’re talking today, as we’re seeing some of these business models evolve and grow, that this is why these kinds of things will be added to the CPI and open rate approach and so we don’t want to get, we want to, again, continue to communicate that but we don’t want to get locked into that given that this is something that’s being driven by both the advertisers and the carriers.

Bill Sutherland

Sure. But also, it’s a very efficient use of the real estate on that front page. Curious on CPI, just broadly, an industry trend and then, also, what you’re experiencing, particularly as the advertisers see the results of your platform. Can you speak to any sort of trends in CPI that you can point to?

Bill Stone

Yes, I think one of the trends that we are seeing is that the gap between IOS and Android is beginning to narrow and so I think that’s a positive trend since we’re predominantly an Android shop right now. Although, Appia does do approximately 20% of their business on IOS. So I think that’s one trend we’re seeing. Another trend we’re seeing right now is that we’re starting to see much more of brand advertisers becoming interested. So it’s not just about getting your game or your app on there, we’re starting to see engagement from companies like Dominoes and Walgreens and McDonald’s and people like that. And they are looking at this through a different lens than just what’s the performance of my app. So I think that emergence of brand advertising is something, as well, is that we’re seeing as a trend right now.

Bill Sutherland

Okay, that’s good, and then, finally, on the iQ, I was curious what you guys are thinking as far as the rollout of that product, because you didn’t speak about it much on the call to date, I mean, at this point. So is there any color you can provide kind of on what you think the adoption curve looks like there with additional carriers and then what T-Mobile has learned and is planning at this point?

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Bill Stone

Yes, so,, as I mentioned in the comments, T-Mobile will be moving forward with iQ. We’ll give some more color on that on our March guidance call of exactly what that means and some more specifics around it. But I’m pleased to announce that they were very happy with the engagement they saw from consumers on the iQ product and having the XYO technology come in and create additional functionality is something else they’re excited about. So stay tuned and we’ll provide some more details specifically on T-Mobile.

We’ve also announced that Verizon will be launching iQ, as well, we’re working through those implantation plans and I touched on Telstra and Vodafone, as well, in my comments. So I think we’ve got a pretty good, nice stable of anchor tenants there. We’re getting a little bit of good data on what the performance looks like. I think one of the things that we’re going to be a little bit cautious on, though, is Ignite, we now have a good track record and are getting much better at our ability to forecast that into the future.

iQ is still early days so we want to make sure that we’re being pretty conservative on how we guide to that. But as we’re expanding it, clearly there’s customer demand for the product and it’s something that, as we look forward, it’s really solving the pain points of just getting the apps to the customers without them having to go to a store to do it, so everybody’s trying to solve that problem.

I just saw, for example, QuickC, it was a company that, you know, we competed with on some accounts and one just raised a substantial round at a high valuation because they’re trying to solve the same problem. I think our distribution approach is unique with it and I think this is really the future about bringing the apps to the consumers versus the other way around and iQ’s sitting in a nice sweet spot. We just got to make sure we’re in a good spot to how to forecast it to you guys.

Bill Sutherland

Just to wrap up on that, what does make it so tricky to understand the uptake by the consumer of those apps?

Bill Stone

I think that what makes it tricky for us is just really understanding, okay, how do we forecast out how many apps the customer will download. Remember, Ignite product happens out of the box and then you’ve got a discreet period of time of when you’re going to see that revenue, as we were just talking about in an earlier question from Andy.

With iQ, you’re trying to forecast how many times you, as a consumer, is going to interact with that over the life of the device, whether it’s 12, 18, 24 months, how many apps are you going to download, what’s the average CPI rate for that particular download, how many times are you going to interact with the app, what’s the fallout rate from once you see the app to actually get it onto your device.

And so there’s a variety of variables there and tweaking any one of those variables can materially impact your forecast and so we just want to make sure we’re conservative on how we guide to that, so we’ll talk more about that in our March call. But, given that we don’t have like our Pay business or our Content business, even now to a certain degree, our Ignite business, quarters of years of operating experience with it where we can forecast with more certainty. We just to make sure we don’t get over our skis.

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Bill Sutherland

Oh, no, I understand and that’s good color. Appreciate it, Bill, thanks a lot.

Operator

And our next question comes from Brian Alger of Wedbush Equity. Please go ahead.

Brian Alger

Good morning, guys, good call so far, a lot of data, which is extremely helpful. One thing that I think could be helpful, Bill, is maybe from a macro ad tech perspective, can you give us a sense of what’s going on in the mobile environment with relation to the industry CPI rates in general? Maybe the lift that publishers are seeing and in terms of the engagement and the money flow, just from a macro perspective because it seems as though we’re on the cusp of a broad product adoption and deployment as we work through Q2, here. What are we seeing in terms of the macro trends in the industry, overall?

Bill Stone

Yes, sure, there’s no question that the entire market is growing dramatically right now. I just saw some data earlier this week that’s talking about this, now just the app install revenue going from $3 million this year to doubling that over the next few years and so there’s no question from a macro trend perspective. You’re seeing compound annual growth rates of 30+% a year. You’re seeing right now Facebook now doing almost $2 billion a quarter of mobile revenue with the vast majority of that being in app install ads and so what we’re seeing from an industry perspective is this is where the growth is.

This is how mobile is being monetized and it’s all being driven by the fact that consumers want simple experiences inside apps. They don’t want to go to a mobile web and interact like we all do on our desktops and Facebook’s proving that out. The growth rates are proving that out. We’re showing it with Ignite and iQ and so we’re extremely confident in the macro picture that we’re at the right spot at the right time and to that degree, hence the focus on developed markets like Australia and the U.S., but using our content relationships in places like the Philippines as those markets start growing but they’re a couple years behind. We’ll expect those to follow, but we’ve already planted the seed. So from a macro trend perspective, we’re feeling pretty good about things right now that we’ve got the right products at the right time.

Brian Alger

Great and just one technical one for Andrew. Can you speak at all to the linearity in the quarter? Q4’s typically obviously heavily influenced by the holiday spend. I’m just wondering, with the device launches, how did it shape out, as we went from October to November to December? Was the revenue ramp linear or how did it shape out?

Andrew Schleimer

Yes, and I think I alluded to 100% [unintelligible] over the quarter off of September as a base line and sort of December 31st as an exit for that math. It was not necessarily linear. We had tremendous success in the holiday season with the Note 4, the Note 4 launched on the back half of the quarter, so we did see a big uptick at or around Black Friday and Thanksgiving, where we were selling hundreds of thousands of devices per day and that continued nicely, with a bit of a lull between then and the Christmas selling season. So there were certainly two key dates and two key periods of time where we saw the model really stretch, but I’d characterize it as more of a curve towards late November, late December.

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Brian Alger

Great, thanks, guys.

Bill Stone

Thanks, Brian.

Operator

The next question comes from John Hickman of Ladenburg Thalmann. Please go ahead.

John Hickman

Hi, thanks for taking my call. You went through a couple pieces of information really fast and I was wondering if you could reiterate a couple of numbers? When you were first talking, Bill, about open rates, you said that at the low end it was in the teens and at the high end, it was where?

Bill Stone

Yeah, we saw campaigns in the mid 40’s.

John Hickman

So, okay, so the open rates in the mid 40’s?

Bill Stone

Yes, and John, I think the point I really want to drive home here is that open rates are one variable, but it’s also the CPI rate and then what’s the opportunity cost of the slot, as well, so they all kind of work together in harmony to maximize the yield on the device. So if we have an open rate of 40+% but it’s a low CPI, I may not be as excited about that if I can get something in the teens with a very high CPI. So we’ve got to balance those things off each other and [ multiple voices]

John Hickman

Sure, just wanted to get that number right. So can you reiterate what you said about HTC and the devices that, is it iQ that’s going on these HTC devices?

Bill Stone

No, so HTC preinstalls a service called BlinkFeed onto their Android devices and so, within that, they make different app recommendations, some free, some sponsored, within that experience and so I was pleased to announce today the Appia folks did a great job securing that business and so, if there’s sponsored apps that HTC’s planning on rolling out, which they are, that Appia will be the provider for those apps out to consumers. So, almost think of, the BlinkFeed products are all encompassing, a little UI on top of Android that will have different types of recommendations and things similar to iQ but think of it almost as our iQ product on T-Mobile, but rather than us putting on T-Mobile, HTC’s doing it themselves but Appia’s fulfilling all the inventory.

John Hickman

Okay

Andrew Schleimer

From a sponsor perspective.

John Hickman

Okay. And then, the name of the carrier in the Philippines, the new…

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Bill Stone

Yes, it’s Smart, Smart Philippines, and they have over 70 million subscribers. We anticipate we’ll do some joint press with them on this and you’ll have a few more details around it upcoming here over the next few weeks, but I wanted to talk about it today, especially in relation to us insuring that on the content business, we’re matching our costs structure to some of these emerging markets and putting people closer to customers to make decisions and now that we have both operators as customers in the Philippines with, I believe, north of 100 million plus subscribers there between the two of them, that makes a lot of sense for us.

John Hickman

Okay, and then in Australia with Telstra and Vodafone, there’s launches with Ignite in March and June with iQ? Is that what I…?

Bill Stone

No, so in Australia, we have launched our iQ search product already with Telstra and so that’s been live for a number of months and we’ll continue to expand that particular product. Ignite will be launching on both Telstra and Vodafone in March, mid March, and then we expect iQ to also launch on Vodafone in mid March with the Ignite launch, as well, but this will be the product similar to what T-Mobile has, which we’re calling the app deck product, as a sub product underneath iQ.

John Hickman

App deck, okay. Okay, and then with XYO, they had some relationships already with some German carriers. I was just wondering if there was any revenue contribution from XYO, be it small, in the quarter.

Bill Stone

Yes, no revenue contribution from XYO yet, but as we mentioned during the transaction, we acquired XYO for the people, we acquired XYO for the technology, but we also acquired it for the customers and so, we’ve been working their sales pipeline, so stay tuned there.

John Hickman

Okay, I think that’s it for me. Thank you very much.

Bill Stone

Thanks, John.

Operator

The next question comes from Mike Ceccerili with Dillon Hill Capital. Please go ahead.

Andrew Rosen (for Mike Ceccerili)

Hi, this is Andrew Rosen.

Bill Stone

Andrew, how are you?

Andrew Rosen

Good, just a question on a launch, that is when the LG G3 phone was announced. What’s in the timing from the technical launch to when you would receive revenue from Ignite?

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Bill Stone

Yes, so usually, in terms of the revenue, how it works on a micro level, the customer gets their device, then however many days they click on the application and create and install event, then we get paid from the advertiser that you’ll usually net 30, if it’s direct, if it’s coming through somebody like Appia, then Appia will collect and then turn around and pay us for that. So, on average, to receive the cash, if you will, it’s approximately 45 to 60 days after the customer clicks on the application.

Andrew Schleimer

Yes, the revenue recognition event is the time at which the application is opened, so the software’s installed, the apps are delivered upon first boot, the customer goes home and engages with the phone and when the application is opened, we track every open and then that is the time at which we record revenue.

Andrew Rosen

Okay, and just one other question, did you mention any update on the number of iQ or Ignite subs you have right now or as in this past quarter?

Bill Stone

Yes, we didn’t provide an update on the iQ subject, partially because I wanted to be sensitive to T-Mobile’s device sell through data. Right now we’re separating out the products, the app deck and app drawer product from the search one right now. So, as we launch on the other operators, then we can combine those numbers without singling out any proprietary or confidential information to one customer, then we can be a little bit more forthcoming.

Andrew Rosen

And did you mention anything about Ignite, or no?

Bill Stone

No, we did not disclose the Ignite numbers in terms of total that we’re on right now, but I will say it’s approximately $4 million.

Andrew Rosen

Okay.

Bill Stone

That we’re on today since we launched the product globally.

Andrew Rosen

Okay, thank you.

Operator

There are no further questions. This concludes our question and answer session. I would like to turn the conference back over to Bill Stone, CEO, for closing remarks.

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CONCLUSION

Bill Stone

Yes, thank you, everybody. I know we communicated a lot of information out to you all today and we’re going to be back with our guidance call in March and I’ll look forward to providing an update on how we’re going to continue to grow and scale this business and we do appreciate your vote and your participation as we work to close the Appia transaction. So thank you very much for your support and we’ll look forward to seeing on the call in March.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Statements in this communication that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases and any other statement that may be construed as a prediction of future performance or events, including projected installation levels of our products and the anticipated closing of the merger are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Digital Turbine’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Digital Turbine’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the potential for unforeseen or underestimated cash requirements necessary to enable transaction synergies to be realized; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; product acceptance of a new product such as DT Ignite or DT IQ in a competitive marketplace; device sell through for any specific device or series of devices; the potential for unforeseen or underestimated cash requirements or liabilities; the impact of currency exchange rate fluctuations on our reported GAAP financial statements; the company’s ability as a smaller company to manage international operations; its ability given the company’s limited resources to identify and consummate acquisitions; varying and often unpredictable levels of orders; the challenges inherent in technology development necessary to maintain the company’s competitive advantage such as adherence to release schedules and the costs and time required for finalization and gaining market acceptance of new products; changes in economic conditions and market demand; rapid and complex changes occurring in the mobile marketplace; pricing and other activities by competitors , and other risks including those described from time to time in Digital Turbine’s filings on Forms 10-K and 10-Q with the Securities and Exchange Commission (SEC), press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, the company filed with the SEC a definitive proxy statement/final prospectus on February 2, 2015. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of these documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and stockholders may obtain a free copy of the company’s filings with the SEC from the company’s website at www.digitalturbine.com or requested from Digital Turbine by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to the company’s investor relations or proxy solicitation firms listed below.

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Friday, February 13, 2015, 9:00 A.M. Eastern